Mail Stop 3561

June 6, 2008

J. LaMont Keen
President and Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, Idaho 83702-5627

> **Re: IDACORP, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **Form 10-Q for Fiscal Quarter ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 001-14465**

Dear Mr. Keen:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Executive Overview, page 23

1. We note the disclosure in the company's earnings release filed as Exhibit 99.1 to a Current Report on Form 8-K on February 14, 2008 that comments on the 2008 outlook for the company. Please add similar disclosure to the Executive Overview section of the

MD&A to provide investors with the company's view on trends or circumstances likely to affect the company's performance in 2008. See SEC Release No. 33-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm.

Legal and Environmental Issues, page 44

2. In the description of the Wah Chang litigation on page 44, please explain briefly what you mean by the "western energy situation."

Consolidated Statements of Cash Flows, page 70

3. Please tell us your basis in GAAP for classifying "Refundable deposit for tax related liabilities" in investing activities rather than operating activities. Refer to paragraph 23.c of SFAS 95.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 22
Our Process for Setting Executive Compensation, page 25

4. Please expand the discussion of tally sheets on page 29 to include the following:

   - A definition of the term "tally sheet;"
   - A discussion of how and by whom the tally sheets are prepared;
   - A discussion of how the tally sheets are used in making decisions regarding executive compensation; and
   - An analysis of how the results reported on the tally sheets resulted in the compensation decisions made.

5. We note the disclosure on page 29 that the company did not make any adjustments to termination and retirement benefits, levels of past compensation and stock ownership levels based on the committee's determination that the levels for such compensation are "reasonable." Please expand this discussion to include the factors that the committee considered in making such a determination.

6. In the discussion of executive stock ownership on page 29, please disclose why the committee decided to implement an ownership plan and how the levels of ownership were determined.

7. Please also include a discussion of the perquisites offered by the company to the named executive officers, including how the perquisites fit in with the company's overall compensation philosophy as well as the factors considered when determining the benefits and the amount of the benefits to offer.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director